Exhibit 99.80

925 Broadbeck Drive, Suite 220, Thousand Oaks, California 91320 Phone: (805) 484-3613 TSX ticker symbol; KEI QTCQX ticker symbol; KGEIF

For Immediate Release

KOLIBRI GLOBAL ENERGY ANNOUNCES FIRST QUARTER 2023 NET INCOME OF US$7.9 MILLION AND ADJUSTED EBITDA OF US$11.4 MILLION

THOUSAND OAKS, CALIFORNIA, May 4, 2023

All amounts are in U.S. Dollars unless otherwise indicated:

FIRST QUARTER HIGHLIGHTS

●	Average production for the first quarter of 2023 was 3,194 BOEPD, an increase of 203% compared to first quarter of 2022 average production of 1,054 BOEPD. The production increase is due to the additional production from the five wells in the 2022 drilling program.
●	Adjusted EBITDA(1) was $11.4 million in the first quarter of 2023 compared to $2.8 million in the first quarter of 2022. The increase was due to higher production partially offset by lower average prices.
●	Revenue, net of royalties was $14.2 million in the first quarter of 2023 compared to $5.5 million for the first quarter of 2022, an increase of 158%. The increase was due to higher production partially offset by lower average prices.
●	Net income in the first quarter of 2023 was $7.9 million, compared to a net loss of $2.5 million in the same period of 2022. The increase was due to higher production partially offset by lower average prices. In addition, the Company had an unrealized gain on commodity contracts in the first quarter of 2023 compared to an unrealized loss in the first quarter of 2022.
●	Average netback from operations(2) for the first quarter of 2023 was $43.67 per BOE, a decrease of 11% from the prior year first quarter of $48.91 per BOE due to lower average prices. Netback including commodity contracts(2) for the first quarter of 2023 was $42.23 per BOE compared to $36.88 in the first quarter of 2022, an increase of 15% from the prior year period. The increase compared to the prior year was due to lower realized losses from commodity contracts in the first quarter of 2023 compared to the first quarter of 2022.
●	Production and operating expense per barrel averaged $6.04 per BOE in the first quarter of 2023 compared to $9.56 per BOE in the first quarter of 2022, a decrease of 37%. The decrease was due to lower production taxes and increased production which reduced the per barrel fixed costs.
●	At March 31, 2023, the Company had $6.8 million of available borrowing capacity on the credit facility. The Company is currently awaiting its next redetermination from the bank which is expected to occur in the second quarter of 2023.

(1)	Adjusted EBITDA is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” of this earnings release.
(2)	Netback from operations and netback including commodity contracts are considered non-GAAP ratios. Refer to the section entitled “Non-GAAP Measures” of this earnings release.

Kolibri’s President and Chief Executive Officer, Wolf Regener commented:

“We are pleased with the first quarter performance of the Company, which included production from the three wells that were drilled at the end of 2022. Those wells far exceeded our management type curve, as did all of our wells that were drilled in 2022. We started our 2023 drilling program with the drilling of the first three wells, which we expect will further increase our production and cash flow. Both the Barnes 8-2H (98% working interest) and the Barnes 8-3H (98% working interest) have been drilled and cased, and the Barnes 8-1H (98% working interest) is currently being drilled. We expect to begin fracture stimulation operations in late May 2023, with production expected to begin in June 2023.

“Average production for the first quarter of 2023 was 3,194 BOEPD, an increase of 203% compared to first quarter of 2022 average production of 1,054 BOEPD. The production increase is due to the additional production from the five wells in the 2022 drilling program.

“In the first quarter of 2023, we generated $11.4 million of adjusted EBITDA, compared to $2.8 million in the first quarter of 2022, which was an increase of 305%. The increase was due to higher average production of 203% partially offset by lower average prices of 16%.

“Net revenue increased by 158% in the first quarter of 2023 due to higher average production partially offset by lower prices.

“Net income in the first quarter of 2023 was $7.9 million, compared to a net loss of $2.5 million in the same period of 2022. The increase was due to higher production, partially offset by lower average prices. In addition, the Company had an unrealized gain on commodity contracts in the first quarter of 2023 compared to an unrealized loss in the first quarter of 2022.

“Netback from operations(2) decreased to $43.67 per BOE in the first quarter of 2023 compared to $48.91 per BOE in the same period of 2022, a decrease of 11% due to lower average prices. Netback including commodity contracts(2) for the first quarter of 2023 was $42.23 per BOE compared to $36.88 in 2022, an increase of 15% from the prior year period. The increase compared to the prior year was due to lower realized losses from commodity contracts in the first quarter of 2023 compared to the first quarter of 2022.

“Production and operating expense per barrel averaged $6.04 per BOE in the first quarter of 2023 compared to $9.56 per BOE in the first quarter of 2022, a decrease of 37%. The decrease was due to lower production taxes and increased production which reduced the per barrel fixed costs.”

	1st Qtr 2023	1st Qtr 2022%
Net income (loss):
$ Thousands	$7,896	$(2,456)	-
$ per common share assuming dilution	$0.22	$(0.07)	-

Capital Expenditures	$4,188	$7,401	(43)%
Adjusted EBITDA(1)	$11,396	$2,812	305%

Average production per day (Boepd)	3,194	1,054	203%
Average price per boe	$62.87	$74.97	(16)%
Netback from operations(2)	$43.67	$48.91	(11)%
Netback including commodity contracts(2)	$42.23	$36.88	15%

	3/31/2023	12/31/2022
Cash and Cash Equivalents	$3,771	$1,037
Working Capital	$113	$(6,569)

(1)	Adjusted EBITDA is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” of this earnings release.

(2)	Netback from operations and netback including commodity contracts are considered non-GAAP ratios. Refer to the section entitled “Non-GAAP Measures” of this earnings release.

First Quarter 2023 versus First Quarter 2022

Oil and gas gross revenues totaled $16,278,000 in the first quarter of 2023 versus $6,179,000 in the first quarter of 2022. Oil revenues increased $10,099,000 or 163% as oil production increased by 240% to 2,431 bopd partially offset by an oil price decrease of $21.77 per barrel or 23% to $74.40 per barrel. Natural gas revenues increased $424,000, or 108%, to $815,000 as natural gas production increased by 132% to 2,138 mcfpd partially offset by a price decrease of 10% to $4.24/mcf. Natural gas liquids (NGLs) revenues increased $440,000, or 81%, as NGL production increased by 119% to 407 boepd partially offset by a price decrease of 17 to $26.77 per BOE.

Average production for the first quarter of 2023 was 3,194 BOEPD, an increase of 203% compared to first quarter of 2022 average production of 1,054 BOEPD. The production increase is due to the additional production from the five wells in the 2022 drilling program.

Production and operating expenses for the first quarter of 2023 was $1.6 million compared to $0.9 million in the prior year period, an increase of 77%. The increase is due to the increase in production of 203% partially offset by lower production taxes and compressor costs which are accounted for as leases under IFRS 16 and therefore not included in the first quarter of 2023 production and operating expenses. Production and operating expenses including these compressor costs would have been $1.7 million for the first quarter of 2023.

Depletion and depreciation expense for the first quarter of 2023 was $4.3 million compared to $1.1 million in the same period of 2022. The increase of 290% is due to increased production and a higher PP&E balance.

General and administrative expenses for the first quarter of 2023 was $0.9 million compared to $0.7 million for the same period of 2022, an increase of 29%. The increase is due to increases in both payroll costs and director fees in 2023 and an increase in investor relations and marketing costs in 2023.

Finance income increased $1.3 million in the first quarter of 2023 compared to the prior year quarter due to an unrealized gain on commodity contracts in 2023.

Finance expense decreased $4.2 million in the first quarter of 2023 compared to the prior year quarter due primarily to an unrealized loss on commodity contracts in the first quarter of 2022 of $3.8 million.

KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited, Expressed in Thousands of United States Dollars)

($000 except as noted)

	March 31	December 31
	2023	2022

Current Assets
Cash	$3,771	$1,037
Trade and other receivables	5,536	5,773
Deposits and prepaid expenses	774	670
	10,081	7,480

Non-current assets
Property, plant and equipment	176,727	176,554
Right of use assets	1,215	48
	177,942	176,602

Total Assets	$188,023	$184,082

Current Liabilities
Trade and other payables	$8,642	$12,596
Lease payable	742	32
Fair value of commodity contracts	584	1,421
	9,968	14,049

Non-current liabilities
Loans and borrowings	17,819	17,799
Asset retirement obligations	1,589	1,425
Lease payable	488	17
Fair value of commodity contracts	41	594
	19,937	19,835

Equity
Share capital	296,227	296,221
Contributed surplus	23,272	23,254
Deficit	(161,381)	(169,277)
Total Equity	158,118	150,198

Total Equity and Liabilities	$188,023	184,082

KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Unaudited, expressed in Thousands of United States dollars, except per share amounts)

($000 except as noted)

	Three months ended March 31,
($000’s)	2023	2022

Oil and gas revenue net of royalties	$14,293	$5,547
Other income	1	1
	14,294	5,548

Production and operating expenses	1,553	907
Depletion and depreciation	4,338	1,139
General and administrative expenses	930	686
Share based compensation	18	125
	$6,839	$2,857

Finance Income	1,390	12
Finance Expense	(949)	(5,159)

Net income (loss)	7,896	(2,456)
Net income (loss) per share	$0.22	$(0.07)

KOLIBRI GLOBAL ENERGY INC.

FIRST QUARTER 2023

(Unaudited, expressed in Thousands of United States dollars, except as noted)

	Quarter Ending March 31,
	2023	2022
Oil revenue before royalties	$16,278	$6,179
Natural gas revenue before royalties	815	391
NGL revenue before royalties	981	541
Oil and Gas revenue before royalties	18,074	7,111
Adjusted EBITDA(1)	11,396	2,812
Capital expenditures	4,188	7,401

Statistics:
Average oil production (Bopd)	2,431	714
Average natural gas production (mcf/d)	2,138	922
Average NGL production (Boepd)	407	186
Average production (Boepd)	3,194	1,054

Average oil price ($/bbl)	$74.40	$96.17
Average natural gas price ($/mcf)	4.24	4.71
Average NGL price ($/bbl)	26.77	32.25

Average price per barrel	$62.87	$74.97
Royalties per barrel	13.16	16.50
Operating expenses per barrel(3)	6.04	9.56
Netback from operations(2)	43.67	48.91
Price adjustment from commodity contracts (Boe)	(1.44)	(12.03)
Netback including commodity contracts (Boe)(2)	$42.23	$36.88

(1)	Adjusted EBITDA is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” of this earnings release.
(2)	Netback from operations and netback including commodity contracts are considered non-GAAP ratios. Refer to the section entitled “Non-GAAP Measures” of this earnings release.
(3)	Operating expenses in the first quarter of 2023 include $182,625 of compressor costs that are accounted for as a lease under IFRS 16 as of January 1, 2023.

The information outlined above is extracted from and should be read in conjunction with the Company’s unaudited financial statements for the three months ended March 31, 2023 and the related management’s discussion and analysis thereof, copies of which are available under the Company’s profile at www.sedar.com.

NON-GAAP MEASURES

Netback from operations, netback including commodity contracts and adjusted EBITDA (collectively, the “Company’s Non-GAAP Measures”) are not measures or ratios recognized under Canadian generally accepted accounting principles (“GAAP”) and do not have any standardized meanings prescribed by IFRS. Management of the Company believes that such measures and ratios are relevant for evaluating returns on each of the Company’s projects as well as the performance of the enterprise as a whole. The Company’s Non-GAAP Measures may differ from similar computations as reported by other similar organizations and, accordingly, may not be comparable to similar non-GAAP measures and ratios as reported by such organizations. The Company’s Non-GAAP Measures should not be construed as alternatives to net income, cash flows related to operating activities, working capital or other financial measures and ratios determined in accordance with IFRS, as an indicator of the Company’s performance.

An explanation of how the Company’s Non-GAAP Measures provide useful information to an investor and the purposes for which the Company’s management uses the Non-GAAP Measures is set out in the management’s discussion and analysis under the heading “Non-GAAP Measures” which is available under the Company’s profile at www.sedar.com and is incorporated by reference into this earnings release.

The following is the reconciliation of the non-GAAP ratio netback from operations to net income (loss) from continuing operations, which the Company considers to be the most directly comparable financial measure that is disclosed in the Company’s financial statements:

(US $000)	For the three months ended March 31,
	2023	2022
Net income (loss)	7,896	(2,456)

Adjustments:
Finance income	(1,390)	(12)
Finance expense	949	5,159
Share based compensation	18	125
General and administrative expenses	930	686
Depletion, depreciation and amortization	4,338	1,139
Other income	(1)	(1)
Operating netback	12,740	4,640

Netback from operations	$43.67	$48.91

The following is the reconciliation of the non-GAAP measure adjusted EBITDA to the comparable financial measures disclosed in the Company’s financial statements:

(US $000)	Three months ended March 31,
	2023	2022

Net income (loss)	7,896	(2,456)
Depletion and depreciation	4,338	1,139
Accretion	45	6
Interest expense	485	225
Unrealized (gain) loss on commodity contracts	(1,390)	3,786
Share based compensation	18	125
Interest income	-	(2)
Other income	(1)	(1)
Foreign currency loss (gain)	5	(10)

Adjusted EBITDA	11,396	2,812

Cautionary Statements

In this news release and the Company’s other public disclosure:

(a)	The Company’s natural gas production is reported in thousands of cubic feet (“Mcfs”). The Company also uses references to barrels (“Bbls”) and barrels of oil equivalent (“Boes”) to reflect natural gas liquids and oil production and sales. Boes may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

(b)	Discounted and undiscounted net present value of future net revenues attributable to reserves do not represent fair market value.

(c)	Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. There is a 10% probability that the quantities actually recovered will equal or exceed the sum of proved plus probable plus possible reserves.

(d)	The Company discloses peak and 30-day initial production rates and other short-term production rates. Readers are cautioned that such production rates are preliminary in nature and are not necessarily indicative of long-term performance or of ultimate recovery.

Caution Regarding Forward-Looking Information

This release contains forward-looking information including information regarding the proposed timing and expected results of exploratory and development work including production from the Company’s Tishomingo field, Oklahoma acreage, projected increases in production and cash flow, the Company’s reserves based loan facility, expected hedging levels and the Company’s strategy and objectives. The use of any of the words “target”, “plans”, “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe” and similar expressions are intended to identify forward-looking statements.

Such forward-looking information is based on management’s expectations and assumptions, including that the Company’s geologic and reservoir models and analysis will be validated, that indications of early results are reasonably accurate predictors of the prospectiveness of the shale intervals, that previous exploration results are indicative of future results and success, that expected production from future wells can be achieved as modeled, that declines will match the modeling, that future well production rates will be improved over existing wells, that rates of return as modeled can be achieved, that recoveries are consistent with management’s expectations, that additional wells are actually drilled and completed, that design and performance improvements will reduce development time and expense and improve productivity, that discoveries will prove to be economic, that anticipated results and estimated costs will be consistent with management’s expectations, that all required permits and approvals and the necessary labor and equipment will be obtained, provided or available, as applicable, on terms that are acceptable to the Company, when required, that no unforeseen delays, unexpected geological or other effects, equipment failures, permitting delays or labor or contract disputes are encountered, that the development plans of the Company and its co-venturers will not change, that the demand for oil and gas will be sustained or increase, that the Company will continue to be able to access sufficient capital through financings, credit facilities, farm-ins or other participation arrangements to maintain its projects, that the Company will continue in compliance with the covenants under its reserves-based loan facility and that the borrowing base will not be reduced, that funds will be available from the Company’s reserves based loan facility when required to fund planned operations, that the Company will not be adversely affected by changing government policies and regulations, social instability or other political, economic or diplomatic developments in the countries in which it operates and that global economic conditions will not deteriorate in a manner that has an adverse impact on the Company’s business and its ability to advance its business strategy.

Forward looking information involves significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: the risk that any of the assumptions on which such forward looking information is based vary or prove to be invalid, including that the Company’s geologic and reservoir models or analysis are not validated, that anticipated results and estimated costs will not be consistent with management’s expectations, the risks associated with the oil and gas industry (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration and development projects or capital expenditures; the uncertainty of reserve and resource estimates and projections relating to production, costs and expenses, and health, safety and environmental risks including flooding and extended interruptions due to inclement or hazardous weather), the risk of commodity price and foreign exchange rate fluctuations, risks and uncertainties associated with securing the necessary regulatory approvals and financing to proceed with continued development of the Tishomingo Field, the risk that the Company or its subsidiaries is not able for any reason to obtain and provide the information necessary to secure required approvals or that required regulatory approvals are otherwise not available when required, that unexpected geological results are encountered, that completion techniques require further optimization, that production rates do not match the Company’s assumptions, that very low or no production rates are achieved, that the Company will cease to be in compliance with the covenants under its reserves-based loan facility and be required to repay outstanding amounts or that the borrowing base will be reduced pursuant to a borrowing base re-determination and the Company will be required to repay the resulting shortfall, that the Company is unable to access required capital, that funding is not available from the Company’s reserves based loan facility at the times or in the amounts required for planned operations, that occurrences such as those that are assumed will not occur, do in fact occur, and those conditions that are assumed will continue or improve, do not continue or improve and the other risks identified in the Company’s most recent Annual Information Form under the “Risk Factors” section, the Company’s most recent management’s discussion and analysis and the Company’s other public disclosure, available under the Company’s profile on SEDAR at www.sedar.com.

Although the Company has attempted to take into account important factors that could cause actual costs or results to differ materially, there may be other factors that cause actual results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. The forward-looking information included in this release is expressly qualified in its entirety by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking information. The Company undertakes no obligation to update these forward-looking statements, other than as required by applicable law.

About Kolibri Global Energy Inc.

KEI is an North American energy company focused on finding and exploiting energy projects in oil, gas and clean and sustainable energy. Through various subsidiaries, the Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects. The common shares of the Company trade on the Toronto Stock Exchange (“TSX”) under the symbol “KEI” and on the Over the Counter QX (“OTCQX”) under the symbol “KGEIF”.

For further information, contact:

Wolf E. Regener, President and Chief Executive Officer +1 (805) 484-3613

Email: investorrelations@kolibrienergy.com

Website: www.kolibrienergy.com